July 13, 2009

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Mark P. Shuman, Branch Chief - Legal
Evan S. Jacobson

Re:	Mentor Graphics Corporation
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-159631

Gentlemen:

On behalf of Mentor Graphics Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 10, 2009, with respect to Amendment No. 1 to the above-referenced Registration Statement on Form S-4 filed with the Commission on July 1, 2009 (the “Registration Statement”). Simultaneously with this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), revising the Registration Statement to reflect the Company’s responses to the Staff’s comments. We have enclosed a courtesy package which includes four copies of Amendment No. 2, two of which have been marked to show changes from the original filing as requested.

The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. The Company’s responses follow each of the Staff’s comments.

The Merger Agreement and the Support Agreements, page 63

The Merger Agreement, page 63

1.	We note your statement on page 63 that the summary of the merger agreement “is not intended to be a complete description of all the terms of the merger agreement and is qualified in its entirety by reference to the merger agreement.” The description of the merger agreement should be materially complete without reference to the formal document attached as an exhibit. Please modify your statement that your disclosure is qualified in “its entirety” by reference to the text of the agreement. If applicable, please revise this section so that the description of the merger agreement is materially complete. Please narrow other overly-broad disclaimers in your filing accordingly. For example, you include similar disclaimers with respect to the opinion of Needham & Company and the summary of the support agreements.

July 13, 2009

Response: The Company has revised the Registration Statement to modify the disclosure as requested. Please see pages 11, 49, 63 and 84 of Amendment No. 2.

Exhibit 8.1

2.	The final paragraph of Exhibit A to Exhibit 8.1 states: “This opinion is rendered only to you in connection with the Merger and pursuant to the requirements of Section 7.03(e) of the Merger Agreement and is not to be used, circulated, quoted or otherwise referred to or relied upon for any other purpose without our express written permission. In addition, this opinion letter may not be relied upon by or furnished to any other person, firm, corporation or entity without our prior written consent.” As noted in prior comment 6, disclaimers of responsibility that state or imply that investors are not entitled to rely on the opinion must be removed. Investors are entitled to rely on the opinion expressed. Please revise.

Response: The form of opinion of applicable counsel has been revised in response to the Staff’s comment. Please see Exhibit A to Exhibit 8.1.

Exhibit 8.2

3.	We note counsel’s statement in the form of closing tax opinion that: “This opinion is being rendered solely for your benefit, may not be relied upon for any other purpose by any person or other entity and may not be made available to any other person or entity without our written consent.” Revise to eliminate language that states or implies that investors are not entitled to rely on the opinion.

Response: The form of opinion of applicable counsel has been revised in response to the Staff’s comment. Please see Exhibit 8.2.

*  *  *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-4663 or Christopher L. Kaufman at (650) 463-2606, or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jamie K. Leigh

Jamie K. Leigh

of LATHAM & WATKINS LLP

Encs.

cc:	Dean M. Freed, Mentor Graphics Corporation
LogicVision, Inc., c/o Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP
Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP